**Fitch Ratings, Inc.**

**2017 Form NRSRO Annual Certification**

## Exhibit 4. Organizational Structure

Please see charts attached, reflecting the corporate management structure and material affiliates of Fitch Ratings, Inc.

# Corporate Structure



Paul Taylor
President and CEO
Fitch Group
Independent Directors
Fitch Ratings Inc/Fitch Ratings Ltd
Board of Directors
Fitch Group Operations
Ian Linnell
President
John Olert
Chief Risk Officer
Ted Niedermayer
CFO
Charles Brown
General Counsel
Rob Harpel
Chief Technology Officer
Andy Jackson
Global Head of Human Resources
TBD
Ratings Operations Officer
Louise Pesano, MD
Global Operations Mgmt
John Forde / Pat Gerber
Acting Heads
Publishing
Brett Hemsley
Global Analytical Head
Dan Champeau, MD
Global Group Head
U.S. Public Finance
Global Infrastructure
International Public Finance
Kevin Duignan, MD
Global Group Head
Structured Finance
Covered Bonds
Richard Hunter, MD
Global Group Head
Corporate Finance
James McCormack, MD
Global Group Head
Sovereigns
David Weinfurter, MD
Global Group Head
Banks
Insurance
Fund & Asset Management
Mark Oline
Global Head of
Business & Relationship Mgmt
Business and Relationship
Management
Regional Business Heads
Eileen Fahey, MD
Chief Credit Officer
Regional Credit Officers
Stuart Jennings, MD
EMEA and APAC
Rui Pereira, MD
The Americas
Credit Policy Group
Jeremy Carter, MD
Chief Criteria Officer
Jeff Horvath, MD
Chief Compliance Officer
Trevor Pittman, MD
Sr Compliance Officer EMEA/APAC
Gautam Mitra, SD
Head of Internal Audit

Effective March 2017


Marc Ladreit De Lacharrière*
FIMALAC SERVICES FINANCIERS 20%
HEARST RATINGS II, INC.† 80%
FITCH GROUP, INC. (Delaware)
FITCH TREASURY LIMITED (England)
FITCH RATINGS, INC. (Delaware)
FITCH SOLUTIONS, INC. (Delaware)
FITCH LEARNING, INC. (Delaware)
FITCH INFORMATION SERVICES, INC. (Delaware)
Credit Rating Affiliates See page FRI
FITCH TRAINING HOLDINGS LIMITED (England)
FITCH 7CITY LEARNING, INC. (Delaware)
FITCH INFORMATION SERVICES LTD (England)
BUSINESS MONITOR INTERNATIONAL, INC. (Delaware)

*Mr. de Lacharrière holds an indirect controlling interest in Fimalac Services Financiers.
†Hearst Ratings II, Inc. is the indirect wholly owned subsidiary of Hearst Corporation.

March 2017

**FRI**


FITCH RATINGS, INC.
(Delaware)
FITCH RATINGS
LIMITED
(England)
FITCH RATINGS
LANKA LIMITED*
(Sri Lanka)
FITCH
CENTROAMERICA, S.A.*
(Panama)
FITCH RATINGS COLOMBIA, S.A
SOCIEDAD CALIFICADORA
DE VALORES*
(Colombia)
Additional
Credit Rating Affiliates
See page FRL
FITCH SOLUTIONS LIMITED+
(England)
FITCH COSTA RICA
CALIFACADORA
DE RIESGO, S.A.*
(Costa Rica)
FITCH CENTROAMERICA, S.A.*
(Guatemala)
FITCH REPUBLICA
DOMINICANA S.R.L.*
(Dominican Republic)
FITCH SOLUTIONS
ASIA PTE LTD+
IRR ADVISORY
SERVICES PRIVATE LTD+
FITCH SOLUTIONS
DEUTSCHLAND GMBH+

*Not included in Item 3 of Form NRSRO.
+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.

March 2017

**FRL**



FITCH RATINGS LIMITED (England)
FITCH RATINGS CIS LIMITED++ (England)
FITCH RATINGS ESPAÑA S.A.U. (Spain)
FITCH ITALIA S.P.A. (Italy)
FITCH DEUTSCHLAND GMBH (Germany)
FITCH POLSKA S.A. (Poland)
FITCH FRANCE (France)
FITCH RATINGS KREDI, DERECELENDIRME HI ZMETLERI A.S.* (Turkey)
FITCH SOUTHERN AFRICA (PTY) LIMITED* (South Africa)
INTER ARAB RATING COMPANY S.A.E.* (Bahrain)
INDIA RATINGS AND RESEARCH PTE LTD* (India)
FITCH INDIA SERVICES PRIVATE LTD* (India)
FITCH RATINGS (BEIJING) LIMITED* (China)
FITCH RATINGS SINGAPORE PTE LTD (Singapore)
PT FITCH RATINGS INDONESIA* (Indonesia)
FITCH RATINGS JAPAN LIMITED (Japan)
FITCH (HONG KONG) LIMITED (Hong Kong)
FITCH AUSTRALIA PTY LIMITED (Australia)
KOREA RATINGS CORPORTATION* (Korea)
E-CREDIBLE CO., LTD (Korea)
E-CREDIBLE NETWORKS CO., LTD (Korea)
FITCH RATINGS (THAILAND) LIMITED* (Thailand)
FITCH RATINGS BRASIL LTDA (Brazil)
FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.* (Venezuela)
FITCH MEXICO S.A. DE C.V. (Mexico)
FITCH HOLDING S.A* (Chile)
FITCH CHILE CLASIFICADORA DE RIESGO LIMITADA* (Chile)

*Not included in Item 3 of Form NRSRO.
++Fitch Ratings CIS Limited is incorporated in England and does business in Russia and the CIS through its sole branch.

March 2017